CHINA DONGFANG HEALTHCARE GROUP INC.

December 3, 2010

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	China Dongfang Healthcare Group Inc.
Amendment No. 3 to Registration Statement on Form 10-12G/A
Filed November 10, 2010
File No. 000-54063

Dear Mr. Riedler:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 18, 2010 (the “Comment Letter”), addressed to Xu Jianping, the Chairman, President and Chief Executive Officer of China Dongfang Healthcare Group Inc. (“we”, “our” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on November 10, 2010 of Amendment No. 3 to our Registration Statement on Form 10/A under Section 12(g) of the Securities Exchange Act of 1934, as amended.

References in this response letter to the “Registration Statement” are to Amendment No. 4 to the Form 10 (File No. 000-54063), which we filed with the Commission separately via EDGAR today.  In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to such comment.  Page number references contained in the response below are to the amended Registration Statement.  For the convenience of the Staff, we are enclosing in the Federal Express package four clean and marked copies of the Registration Statement.  The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to Amendment No. 3 to the Registration Statement.

No. 8, Shian South Road, Shijing Street, Baiyun District, Guangzhou City
People’s Republic of China  510430

Jeffrey P. Riedler, Assistant Director
December 3, 2010

Risks Related to Our Corporate Structure, page 29

1.    We acknowledge your response to prior comment 1.  We understood that your disclosure did not intend to imply that there is any correlation between the Company’s internal controls and the lack of formal training in U.S. GAAP of our Chief Financial Officer and Finance Manager.  However, given the complex scope of your business and the lack of formal training or designations in U.S. GAAP of your senior financial staff there is a risk that your internal controls over financial reporting may not be effective in the future.  Please revise your risk factor disclosures accordingly.

RESPONSE: In response to the Staff’s comment, the Company has amended page 33 to state that, because of the lack of formal training or designations in U.S. GAAP of the Company’s senior financial staff, there is a risk that the Company’s internal control over financial reporting may not be effective in the future.

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If any member of the Staff should have any questions regarding the Registration Statement or the Company’s response to the Comment Letter, please do not hesitate to contact Jeffrey M. Taylor of Blank Rome LLP, the Company’s outside legal counsel, at (215) 569-5579, or in his absence, please contact Jeffrey A. Rinde of Blank Rome LLP, at (212) 885-5335.

Sincerely,

CHINA DONGFANG HEALTHCARE GROUP INC.

By:	/s/ Xu Jianping
Xu Jianping
Chairman, President and Chief Executive Officer

cc:	Jennifer Riegel, Esq.
Ibolya Ignat
Gus Rodriguez
Jeffrey A. Rinde, Esq.
Jeffrey M. Taylor, Esq.